SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                    SMALL BUSINESS ISSUERS UNDER THE 1934 ACT


                                e-bidd.com, Inc.
                         ------------------------------
                 (Name of Small Business Issuer in Its Charter)




         Minnesota                                          410951123
        ----------                                        -------------
(State or Other Jurisdiction of                         (I.R.S. Employer
Incorporation or Organization)                          Identification No.)




                        600 University Street, Suite 2474
                                Seattle, WA 98101
                -------------------------------------------------
               (Address of Principal Executive Offices) (Zip Code)




                                  506-464-0404
                             ----------------------
                (Issuer's Telephone Number, Including Area Code)



Securities to be registered under Section 12(b) of the Exchange Act:       None

Securities to be registered under Section 12(g) of the Exchange Act:       None

Title of Each Class to be so registered:        Common Stock ($0.001 Par Value)

 Name of Each Exchange on Which Each Class is to be Registered:              N/A

This form is being filed with the Securities & Exchange Commission in order to become a reporting company under the Exchange Act of 1934 and to maintain the Company's quotation on the OTC Bulletin Board in compliance with the National Association of Securities Dealers, Inc. Rules 6530 and 6540 to limit quotations on the OTC Bulletin Board to the securities of companies that report their current financial information to the SEC, banking, or insurance regulators.

                                TABLE OF CONTENTS
                                                                        Page No.
                                     PART I


Item 1.       Description of Business..........................................3

Item 2.       Management's Discussion and Analysis or Plan of Operation.......12

Item 3.       Description of Property.........................................15

Item 4.       Security Ownership of Certain Beneficial
                    Owners and Management.....................................15

Item 5.       Directors, Executive Officers, Promoters and Control Persons....16

Item 6.       Executive Compensation..........................................17

Item 7.       Certain Relationships and Related Transactions..................17

Item 8.       Description of Securities.......................................18


                                     PART II

Item 1.       Market for Common Equity and Related Stockholder Matters........18

Item 2.       Legal Proceedings...............................................19

Item 3.       Changes in and Disagreements with Accountants...................20

Item 4.       Recent Sales of Unregistered Securities.........................20

Item 5.       Indemnification of Directors and Officers.......................27


                                    PART F/S

Consolidated Financial Statements for December 31, 1998 and 1997
Unaudited Financial Statements for nine months ended September 30, 1999 and 1998
 ......................................................................F-1 - F-21

                                    PART III

Item 1.       Index to Exhibits...............................................28
Item 2.       Description of Exhibits.........................................30

                                     PART I


ITEM 1.       DESCRIPTION OF BUSINESS

A.       Corporate Organization

As used herein the term "Company" refers to e-bidd.com, Inc. a Minnesota corporation, its subsidiaries and predecessors, unless the context indicates otherwise. The Company has had several previous names in the past including:
Image Photo Systems, Inc., AJA Merchant Banking Corporation, Cyberguides International, Inc., Digital Reporting, Inc., and Port Industries, Inc. Although the Company was initially formed to conduct any lawful activity, it is specifically engaged in the business of operating a live, online, Internet auction site and licensing Auction and Ad Serving Software.

The Company was originally incorporated in Minnesota on November 27, 1968, as Port Industries, Inc., and operated as a real estate development company. The Company commenced bankruptcy proceedings under Chapter XI in May, 1974 and emerged from bankruptcy in April, 1976. As a result of the bankruptcy, all assets were distributed and the debtor's rights were formally discharged.
The Company remained inactive from 1976 until 1994.

On March 1, 1994, the Company entered into an agreement of merger with Digital Reporting, Inc., a Delaware corporation, engaged in the business of corporate acquisitions. Upon the effective date of the merger, the Company issued 720 shares (1,800 shares prior to stock splits) of its common stock in exchange for all of the outstanding shares of Digital Reporting, Inc., whose operations were nominal since its inception, and became the sole surviving corporation under its post-merger name, Digital Reporting, Inc.

In September 1997, Digital Reporting, Inc. acquired all of the outstanding common shares Cyberguides International, Inc., a Delaware corporation, in exchange for 3,500 restricted shares of the Company's common stock. Accordingly, the Company changed its name to Cyberguides International, Inc. and operated a web page on the Internet that contained a database of general information about public companies. The Company then merged with Corp Reports.com whose principal business activity was similar to that of Cyberguides International, Inc., the operation of a web page in the early days of the Internet that contained a database of public companies annual reports.

In February, 1998 A.J. Alda & Associates acquired a majority interest in the Company by purchasing approximately 1,140 restricted common shares of Cyberguides International, Inc. Mr. A.J. Alda was then appointed director, president, and chief executive officer of the Company which changed its name to AJA Merchant Banking Corporation and operated as a public merchant banking corporation. AJA Merchant Banking Corporation, also in the business of cooperate acquisitions, entered into preliminary negotiations with a printed circuit board manufacturer in the Minneapolis - St. Paul, Minnesota area to build a prototype circuit board but failed to reach the development or production stage.

On December 4, 1998, the Company  changed its name to Image Photo Systems,  Inc.
and began developing 3D picture viewers for kids. Image Photo Systems, Inc. developed a prototype 3D picture viewer, but failed to make it to the manufacturing, production, or sales stage. In 1999, the officers and directors associated with the acquisition of Image Photo Systems, Inc. resigned. In July, 1999 the Company, under a team of new management, entered into an Agreement with Laurier Limited, whereby the Company acquired its current operations as an Internet auction site and licensor of Auction and Ad Serving Software and Laurier Limited received 10,000,000 restricted shares of e-bidd.com, Inc. Stock. In September 1999, the Company changed its name to e-bidd.com, Inc.

B.       Description of Business

The Company's business consists of an Internet-based auction site and licensing Auction and Ad Serving Software. The Company's products include Auction and Ad serving Software which it sells through licensing agreements and a website, Banner-Auctions.com., on which the Company intends to feature its software and to operate as live, online, Internet website that auctions advertising space. The Company hopes that banner-Auctions.com and its software will create an online media marketplace offering person-to-person and business-to business e-commerce services for the buying and selling of premium advertising space.

Accordingly, Banner-Auctions.com intends on hosting real-time Internet-based auctions that provide media buyers and sellers with an online exchange of advertising space at market driven prices. The site is intended to generate traffic to consumer "lots," which act as a customer's inventory of their items for sale, thereby allowing media buyers to save on quality advertising space while publishers gain access to new buyers.

Internet auctions are defined as the person-to-person exchange (ie, collectibles, antiques and other used goods) of unwanted, unused products or inventory; the business-to-business exchange (computer and business products, travel, apparel, and automobiles) through online communication channels (1 to 1, 1-to-many, many-to-1) and computer applications (directories, catalogs, online auctioneering) for a specific community of practice.

Collectively, person-to-person, business-to-business exchange, online communication channels, and computer applications create a construct recently coined as "infomediaries". Essentially, "infomediaries" sell information about a market and create a platform upon which buyers and sellers can do business.

Initially, infomediaries were mainly a consumer phenomenon, typified by early Internet successes such as Yahoo, Amazon.com, and E-Bay, an auction site. Many Internet researchers now believe that perhaps the most influential and profitable Internet companies will be business-to-business infomediaries which have the ability to re-organize entire industries.

Through the operation of its website, Banner-Auctions.com and use of its Auction and Ad Serving Software, the Company intends to act as an infomediary that provides a unique online market to ensure fair, equitable and reasonable prices for both buyers and sellers in online and traditional advertising mediums. The Company's auction format is intended to allow both buyers and sellers receive the best possible price for this space. This auction format will also offer a single source for all types of media: Online, Broadcast, Print, and Out-of-home.

C.       The Market

While there is a scattered presence of e-auction sites, there is a lag in the development of online media marketplaces offering a business-to-business e-commerce service for buying and selling premium ad space. Because the Company has established relationships in all segments of the auctioneering market, it intends to launch high value content, services, and e-commerce applications targeting this untapped market niche.

It is important to note however, that one of the key assumptions of the Company's corporate strategy (described below) is that increasing membership, followed by encouraging members to post "lots" (a inventory database of a member's items for sale), is a key source of content attractiveness that will drive consumers to support the Company as a destination of choice. Other key factors influencing how fast revenues may grow are:

         a)       Member Loyalty / Attracting Members:

                  The Company intends to achieve critical mass by driving membership churn and usage rates. For example, the more the Company promotes personal relationships between members through online discussion forums, the more loyal the members are likely to become to the community. This increases member contribution in community forums and desire for continual participation.

         b)       Member Profiles:

                  Member profiles play a critical role in generating economic value for the community by fueling: (i) Target Advertising which attracts key corporate clients and partners that in turn strengthens click through rates and draws in even more advertisers; (ii) Vendor Migration which draws in additional vendors, increases transaction activity that in turn increases advertising activity; (iii) Repeat Cycles: While the interaction of members with advertisers and vendors generates even more member profiles, this begins the cycle all over again.

         c)       Content Attractiveness:

                  The more members the Company has, the more member generated content it is likely to accumulate and thus, the more members it is likely to attract. Over time, browsers become builders, users and buyers. The Company intends to create a dynamic link in this cycle. Builders are those members who are most passionate about the community and most active in contributing content. Users are people who spend their time in the community than browsers but who neither contribute significantly to content nor actively purchase products or services. Buyers are those members who actively purchase products or services and are significant drivers of advertising revenue. The Company's challenge is to understand in detail the economic role and economic value contributed by each member and to be creative in identifying ways to enhance this contribution over time.

         d)       Transaction Offerings:

                  First, as the range of products and services offered by the Company increases, the more likely members are to participate in the Company's community, while the members already in the community typically develop greater willingness to engage in transactions. In turn, these developments should increase the attractiveness of the community to vendors, which should draw more vendors and increase the number of products and services available for sale. Second, the more products and services offered by the Company should lead to an increase in transaction activity.

D.       Corporate Strategy

The Company has identified three immediate opportunities for development to fill the market niche described above for person-to-person and business-to-business e-commerce which are as follows:

         1)       Branding and e-commerce Platform Initiatives:

                  Through branding and e-commerce platform initiatives, the Company believes it will become the live online Internet auction site of choice for providing fast, efficient and reliable information. Through its website, Banner-Auctions.com, the Company will act as an open database that should enable clients to easily set up their corporate profile and details to conduct online auction transactions. In effect, the Company intends to provide a graphical user interface that the client's customers can use to purchase goods over the Internet. As a result, the Company hopes to:
                  (i)-enable merchants to accept information online in a secure format; (ii) offer clients an extremely inexpensive system for implementation; (iii) provide transaction data to the client for clearing on the Company's system and (iv) bring third party reporting and billing to both buyers and sellers.

         2)       Aggregating Members by Linking Virtual Communities:

                  By aligning with a dynamic virtual community where consumers can communicate freely, contribute content, and share positive experiences, the Company intends to create a substantial international database. The Company may be able to subsequently sell this database at a premium since it would be valuable to global companies, organizations, and Internet portals interested in capturing the interest and purchasing power of targeted demographic groups. The Company is presently engaged in discussions with an emerging virtual community for alignment purposes.

         3) Fostering Corporate Relationships and Developing Multiple Revenue Streams:
                  Hopefully, the opportunity to create lateral synergies with corporations and organizations will provide the Company an income stream through sponsorships, banner advertisements and e-commerce opportunities.

                  The Company intends to embark upon a thorough cycle of due diligence to form strategic partnerships and advertising synergies with corporations, online search portals and organizations with revenue enhancing opportunities. Potential examples of such relationships include: (i) Banner ads and polling initiatives (since companies pay per impression to acquire consumer preference data sponsorship synergies and lateral promotional campaigns will produce multiple revenue streams while extracting economic value from services rendered to them); (ii) Full-scale e-commerce system development: by providing template cataloging, auctioning, on-the-fly shopping promotions, full transaction processing, online neighborhood bartering, and a virtual mall, the Company hopes to develop additional income streams.

E.       Competition

The market for live online auctions among person-to-person and business-to-business trading over the Internet is new, rapidly evolving and intensely competitive, and the Company expects competition to intensify in the future. Barriers to entry are relatively low, and current and new competitors can launch new sites at a relatively low cost using commercially available software.


The Company directly competes with a company by the name of Adauction.com which is currently the dominate online "ad auctioneer." Adauction.com provides a business-to-business e-commerce service for buying and selling media. Adauction.com reported more than 3,500 media buyers registered to purchase inventory through its web site. Presently completing a $15 million financing, Adacution.com is a venture capital company funded by Lehman Brothers - New York, and is considered the top branded, privately held, web and print Media Conveyor for this evolving niche market segment.

Consequently, the Company's response is to target small to medium sized businesses; aggregate users through virtual communities, and pursue partnering relationships with solution vendors whose products and services will be greatly extended in the marketplace via the Company's applications.

It is important to note that the Company also currently or potentially competes with a number of other companies. Its indirect competitors include various online person-to-person auction services, including Yahoo!, Auctions Powered by Onsale and Excite, Inc., both of which are free to sellers and buyers, Auction Universe and a number of other small services, including those that serve specialty or regional markets such as CityAuction. The Company also competes indirectly with business-to- consumer online auction services such as Onsale, First Auction, Surplus Auction and uBid. A number of traditional auction companies, including Butterfield & Butterfield and Sotheby's, are offering or have announced plans to create Internet auction sites. The Company also potentially faces competition from a number of large online communities and services that have expertise in developing online commerce and in facilitating online person-to-person interaction. Some of these potential competitors, including Amazon.com, AOL, Lycos, Inc. and Microsoft Corporation, currently offer business-to-consumer trading services and classified ad services. Some of these companies also may introduce person-to-person trading to their large user populations. Other large companies with strong brand recognition and experience in online commerce, such as Cendant Corporation, QVC, USA Network and large newspaper or media companies, also may seek to compete in the online auction market.

In order to respond to changes in the competitive environment, the Company may, from time to time, make pricing, service or marketing decisions or acquisitions that could harm its business. New technologies may also increase competitive pressures on the Company by enabling its competitors to offer a lower cost service. Some Web-based applications that direct Internet traffic to certain websites may channel users to trading services that compete with the Company. In addition, companies that control access to transactions through network access or Web browsers could promote competitors of the Company or charge it substantial fees for inclusion.

F.       Description of Technology

The Company has successfully purchased the worldwide rights to Internet Auction Software and Internet Ad Management Software. The Company will use this technology to produce online niche- market services and applications catering to the auctioneering market segment. The Company's first application of this software will be its Banner-Auctions.com site.

The Company's software features both auctioneering and ad serving technology. For example, the Company's software has an ad cache busting feature to insure the maximizing of inventories. The auction software also features a powerful e-mail databasing of clients to help maintain traffic.

         Cache Busting Technology:

         The Company's ad serving code utilizes JavaScript, which allows the administrative site to write to clients HTML pages, giving the ads a new cache number each time a page is loaded. This technology will void any image caching the end user may be using and can effectively increase ad inventory of the clients site.

         Integration:

         The Company's Ad Serving Software has been coded with integration in mind. This means that it can be integrated into other banner exchanges. This is an integral feature, as ad auctioning rivals get a great deal of their sales (and ad inventory) from banner exchange sites. Instead of a client inserting the typical image and link code onto their site, the client will place the Company's scripts, creating two layers of banner exchanging.


         This ability will allow the Company to easily audit statistics and keep track of how the site is showing the buyer's banners. This will also allow the Company tocompare statistics with the seller's site and make sure that there are not any discrepancies, ultimately creating a fair and reliable way of reporting ad campaign statistics.

         Advanced Tracking, Fraud Busting and Statistics:

         The Ad Servicing Software keeps a wide range of business statistics. This will ensure that the banners are not being requested en mass from the same IP number (same person) and that the times and dates of banner requests from IP numbers are appropriate. Essentially, the software makes it increasingly difficult to engineer a site to get more click-throughs or exposures than they deserve.

         Control:

         The seller of banners (web publisher) will be able to easily verify the validity of a buyer's banner to make sure it is appropriate for their site. The web publisher will be able to reject a banner if they deem it to be inappropriate.

         Customized Profiles:

         The software features customized profiles for buyers and sellers, allowing them to get to know each other a little better before deciding on a sale.

         Multiple Ads:

         The software has the ability for the buyer to display multiple banners per campaign and to compare the statistics of the banners to each other. This allows buyers to decide which type of advertisement is working best for them.

         Advanced E-mail Manager:

         Future advancements to the software will include a fully integrated e-mail manager, allowing for announcement lists for clients and to notify the user base of important changes, deals, and features.

         Server Technology:

         The Company will be running the ad serving software on a dedicated server, allowing for maximum load usage and bandwidth. The software was created in Perl and the webserver will be running Apache with Mod_Perl. Apache is the most popular webserver on the Internet, with over 60% of all websites running Apache. It is efficient, popular, and secure. Mod_Perl is an extension for Apache that allows it to cache Perl CGI files. This will allow Perl scripts to execute 20-50% faster, greatly decreasing the load on the host server.

         Scaleable Database Technology:

         The Company is using mySQL as a database server. (SQL = Structured Query Language). SQL is the most widely used database language in the world, with the portability of Perl scripts to accessing mySQL, the Company will be able to change over to a more extensive database if the need arises.

         Security:

         The Company will provide the server with maximum security. For credit card transactions, the Company will use Apsache's SSL layers. The Company will also be utilizing an established merchant account solution for Internet based commerce transactions.

         Testing of Technology:

         In September, the Company commenced Alpha Testing of its Auction and Ad serving Software. Epic Eye, a California based private company is performing the Alpha Testing. Beta Testing of the Auction Software commenced on October 1, 1999, once completed the Company's first application of this software will be on its banner-Auctions.com website. The Company's Ad Serving Management Software, has been successfully tested by Epic Eye. This software is now being readied for licensing and for internal use on Banner-Auctions.com.

G.       Regulatory Overview  (New and Existing Regulation of the Internet)

The Company is subject to the same federal, state and local laws as other companies conducting business on the Internet. Today there are relatively few laws specifically directed towards online services. However, due to the increasing popularity and use of the Internet and online services, it is possible that laws and regulations will be adopted with respect to the Internet or online services. These laws and regulations could cover issues such as online contracts, user privacy, freedom of expression, pricing, fraud, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain.

In addition, numerous states, including the State of Washington, in which the Company's principal place of business is located, have regulations regarding the manner in which "auctions" may be conducted and the liability of "auctioneers" in conducting such auctions. No legal determination has been made with respect to the applicability of the State of Washington's regulations to the Company's business to date and little precedent exists in this area. One or more states may attempt to impose these regulations upon the Company in the future, which could harm the Company's business. Several states have proposed legislation that would limit the uses of personal user information gathered online or require online services to establish privacy policies.

The Federal Trade Commission has also recently started a proceeding with one online service regarding the manner in which personal information is collected from users and provided to third parties. Changes to existing laws or the passage of new laws intended to address these issues could directly affect the way the Company does business or could create uncertainty in the marketplace. This could reduce demand for the services of the Company or increase the cost of doing business as a result of litigation costs or increased service delivery costs, or could otherwise harm the Company's business. In addition, because the Company's services are accessible worldwide, and the Company facilitates sales of goods to users worldwide, foreign jurisdictions may claim that the Company is required to comply with their laws. In some jurisdictions, the Company will be required to collect value-added taxes on its fees. The Company's failure to comply with foreign laws could subject it to penalties ranging from fines to bans on the Company's ability to offer its services.

H.       Reports to Security Holders

The Company's annual report will contain audited financial statements. The Company is not required to deliver an annual report to security holders and will not voluntarily deliver a copy of the annual report to the security holders. The Company intends to, from this date forward, to file all of its required information with the Securities and Exchange Commission ("SEC"). Prior to this form being filed there were not other forms filed. The Company plans to file its 10KSB, 10QSB, and all other forms that may be or become applicable to the Company with the SEC.

The public may read and copy any materials that are filed by the Company with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The Public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The statements and forms filed by the Company with the SEC have also been filed electronically and are available for viewing or copy on the SEC maintained Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The Internet address for this site can be found at http://www.sec.gov. Additional information can be found concerning the company on the Internet at http://www.ebidd.com and http://www.Banner-Auctions.com.




                      [THIS SPACE LEFT BLANK INTENTIONALLY]

ITEM 2.       MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
                   OPERATION

A.   Results of Operations

Nine months ended September 30, 1999 & 1998.
Years ended December 31, 1998 & 1997.

Sales

The Company has not generated any revenues from operations for the periods covered by this Form 10SB.

Losses

Net losses for the nine months ended September 30, 1999, decreased to $350,069 from a net loss of $1,315,249 for the comparable period in 1998, a 73% decrease. The substantially greater losses in the 1998 period was attributable to the Company's dissolution of its wholly-owned subsidiary Corp Reports.com, Inc. in 1998 and the write-off all of its assets.

Net losses for the year ended December 31, 1998, increased to $1,315,249 from $ 174,022 for the year ended December 31, 1997, an increase of 656%. The increase in losses was attributable to the write-off of all the assets of Corp Reports.com, Inc. in 1997 with no similar write-offs occurring in 1997.

The Company expects to continue to incur losses at least through fiscal 2000 and there can be no assurance that the Company will achieve or maintain profitability or that revenues will be generated or that growth can be sustained in the future.

Expenses

Selling, general and administrative expenses for the nine months ended September 30, 1999, decreased to $350,069 from $370,746 in the comparable period in 1998, a decrease of 5%. The primary reason for the decrease in selling, general and administrative expenses was a decrease in personnel costs for the nine months ended in 1999.

Selling, general and administrative expenses for the year ended December 31, 1998, increased to $ 370,742 from $180,145 for the year ended December 31, 1997, an increase of 51%. The substantial increase in selling general and administrative expenses was the result of an increase in personnel costs.

Depreciation and amortization expenses for the nine months ended September 30, 1999 and September 30, 1998 were $0 and $14,056, respectively. The decrease was due to the disposition of all depreciable assets of the Company as result of the dissolution of Corp Report.com, Inc.

Depreciation and amortization expenses for the years ended December 31, 1998 and December 31, 1997 were $14,056 and $5,155, respectively.

B.   Liquidity and Capital Resources

Nine Months ended September 30, 1999 & September 30, 1998. Years ended December 31, 1998 & December 31, 1999.

Cash flow generated by operations were a negative $350,069 for the nine months ended September 30, 1999 as compared to negative cash flows generated by operations of $1,315,249 for the comparable period in 1998. Negative cash flows for the nine months ended September 30, 1998 were attributable to a lack of sales, substantial expenses and the write off of all of the assets of Corp Reports.com, Inc. Negative cash flows for the comparable period in 1999, decreased because no similar write-offs occurred in 1999.

Cash flow generated by operations were a negative $1,315,249 for the year ended December 31, 1998, and a negative $174,022 for the year ended December 31, 1997. The increase in negative cash flows for the year ended December 31, 1998 are primarily attributable to the write-off of all Corp Report.coms, Inc. assets.

Cash flow generated from financing activities was $223,600 for the nine months ended September 30, 1999 and $838,970 for the comparable period in 1998. The Company's financing activities primarily consisted of the sale of the Company's common stock pursuant to private placements.

Cash flow generated from financing activities was $838,970 for the year ended December 31, 1998 and $643,041 for the year ended December 31, 1997. The Company's financing activities primarily consisted of the sale of the Company's common stock pursuant to private placements.

The Company has funded its cash needs over the periods covered by this Form 10SB through the issuance of its common stock for cash. The Company intends to cover its cash need over the next twelve months through sale of additional shares of its common stock pursuant to a registration statement or an appropriate exemption from registration. However, there is no guarantee that the Company will be able to raise additional funds from the sale of its securities.

C.   Capital Expenditures

The Company made no significant capital expenditures on property or equipment over the periods covered by this report.

D.   Income Tax Expense (Benefit)

The Company has no income tax benefit(s) resulting from net operating losses to offset operating profit.

E.   Impact of Inflation

The Company believes that inflation has had a negligible effect on operations over the past three years. The Company believes that it can offset inflationary increases in the cost of materials and labor by increasing sales and improving operating efficiencies

F.   Going Concern

The Company has had no sales and suffered recurring losses from operations that raises substantial doubt about its ability to continue as a going concern. Management plans in regards to theses matters is to grow through business combinations rather then to seek immediate, short-term earnings. However, in order to support existing operations and to fund proposed acquisitions, additional bank, private and/or equity financing must be obtained. Additionally, the Company plans to increase its sales through its web page, Banner-Auctions.com, and by selling licensing rights to its Auction and Ad Serving software.

G.   Year 2000 Compliance

Many currently installed computer systems and software products are coded to accept only two-digit entries in the date code field and cannot reliably distinguish dates beginning on January 1, 2000 from dates prior to the year 2000. Many companies' software and computer systems may need to be upgraded or replaced in order to correctly process dates beginning in 2000 and to comply with the "Year 2000" requirements. The Company has reviewed its internal programs and has determined that there are no significant Year 2000 issues within the Company's systems or services. The Company has completed modifications to its internal systems to attempt to ensure Year 2000 compliance. The costs of these modifications have not been material and have involved a reallocation of internal resources rather than incremental expenditures.

Although the Company believes that its software is Year 2000 compliant, the Company may be wrong. If the Company is wrong, it could face unexpected expenses to fix the problem or unanticipated web site outages, either of which could harm its business. The Company uses third-party equipment and software that may not be Year 2000 compliant. For example, the Company relies on credit card companies to collect the majority of its revenues from users. Due to the nature of the credit card system, some industry analysts have questioned the effect of the year 2000 on credit card processing and billing. Failure of the Company's credit card vendors or other third-party equipment or software vendors to properly process dates for the year 2000 and thereafter could require the Company to incur unanticipated expenses in seeking alternative means of payment or hardware or software replacements. It also could result in loss of revenues or unanticipated e-bidd.com website outages. The Company's marketing efforts are also dependent on the continued operation of Internet portals and other Internet sites on which it advertises.

Although the Company has developed contingency plans with respect to collecting payment under these circumstances, the Company is unable to make contingency plans if any significant number of the computers constituting the Internet fail to process dates properly for the year 2000 and there is a system wide slowdown or breakdown. The Company's business is dependent on the continued successful operation of the Internet. Any interruption or significant degradation of Internet operations due to Year 2000 problems could harm the Company's business.

ITEM 3.       DESCRIPTION OF PROPERTY

The Company is headquartered at 600 University Street, Suite 2474, Seattle, Washington 98101 where it leases office space for $2,000 per month until December 31, 2001 at which time the lease will expire. The Company believes that its current facilities are generally suitable and adequate to accommodate its current operations and that such facility is adequately insured.


ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                  MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the stock of the Company as of September 30, 1999, by each shareholder who is known by the Company to beneficially own more than 5% of the outstanding Common Stock, by each director, and by all executive officers and directors as a group.


  Title of Class             Name and Address of                  Amount and nature of             Percent of Class
                            Beneficial Ownership                  Beneficial Ownership

        N/A                     Ray Matthews                              None                            0%
                        600 University Street, Suite
                                    2474
                          Seattle, Washington 98101

        N/A                     Gord Woodward                             None                            0%
                        600 University Street, Suite
                                    2474
                          Seattle, Washington 98101

        N/A                  Lancelot Rudelsheim                          None                            0%
                        600 University Street, Suite
                                    2474
                          Seattle, Washington 98101

      Common             All Executive Officers and                       None                            0 %
       Stock                Directors as a Group
                                 (3 persons)
      Common                   Laurier Limited                         10,000,000                       60.166%
       Stock                 Suite E Regal House              (post reverse split figure)
                            Gibraltar, Gibraltar

ITEM 5.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL
                  PERSONS

The Officers and Directors of the Company as of September 30, 1999 are as follows:

Name                    Age     Position

Ray Matthews(1)         40      President, Chief Executive Officer and Director

Gord Woodward           40      Vice President,  Chief  Information  Officer and
                                   Director

Lancelot Rudelsheim     39      Director

Ray Matthews, M.A. is the President, CEO, and Director of the Company. He holds a business and education degree from the University of British Columbia and a Master of Arts degree in education and business from the University of Queensland, Australia University of Victoria. Additionally, Mr. Matthews is an award winning educator, entrepreneur, author, and international speaker. He is also the founder of Balance Fashions; a multi-million dollar direct sales sportswear company that has since expanded to over 1,000 sales representatives across North America. Specializing in business start-ups, from 1998 to present, Mr. Matthews formally anchored the investor relations division of an international  project  marketing firm,  Minetech  management/  Incite Marketing
Group, which specializes in capital acquisition and market enhancement for publically traded companies. From 1996 to 1998 Mr. Matthews was the founder and CEO of villageNET Canada. From 1994 to 1998 Mr. Matthews was also the founder and CEO of Balance Fashions of Canada. Additionally, from 1995 to 1998 Mr. Matthews was the founder and CEO os Soul Purpose Inspirational Products and from 1987 to present he is the founder and CEO of Ray Matthews and Associates.

Gord Woodward, Vice President, Chief Information Officer and Director, brings a breadth of experience in running communication and development companies in both the public and private sectors, including 10 years of experience in a executive management position with Thompson Newspaper Group. Mr. Woodward has a degree from B.C. Institute of Technology and is currently applying for his Masters Degree. From 1994 to present he has been the founder and President of Enlightening Communications. From 1997 to present he has been a faculty member in the training and development division of Malaspina University-College. From 1994 to 1998 Mr. Woodward was a consultant for Island Publishers Newspapers and from 1997 to 1994 he was the managing editor for Thompson Newspapers, Island Publishers, and Westpres Publications.

--------
      (1) Sometime in the near future, the company anticipates removing Ray Matthews as its President, CEO and director and appointing Raymond Dabney in his place. From 1990 to present, Raymond Dabney has been the President and CEO of Command Communications, Inc.of Vancouver, British Columbia. From 1991 to 1993 Mr. Dabney acted as the Western Regional General Manager of Unitel Communications of Vancouver, British Columbia and from 1989 to 1991 Mr. Dabney was an Inside Sales Manager for Morgan Whitney Tradining Group of Venice Beach, California.

Lancelot  Rudelsheim,  Director,  is a graduate of Vancouver  Community  College
(1985). From 1990 to present Mr. Rudelsheim has been President of Microtech Service Corp., located in Richmond, British Columbia. In this capacity he directs the company based on commuter networking and servicing. He also provides computer consulting, specializing in accounting, medical, and legal sectors as well as implements business systems, wide area networking, and Internet solutions for small to medium sized businesses. From 1985 to 1990 Mr. Rudelsheim worked as a service manager for Sterling Microsystems of Richmond, British Columbia.


ITEM 6. EXECUTIVE COMPENSATION

The following table provides summary information for the years 1996, 1997 and 1998 concerning cash and noncash compensation paid or accrued by the Company to or on behalf of president and the only other employee to receive compensation in excess of $100,000.

                                                  SUMMARY COMPENSATION TABLE

                                            Annual Compensation             Long Term     Compensation
                                                                             Awards         Payout

                                                             Restricted   Securities
Name and                                       Other Annual     Stock      Underlying       LTIP       All Other
Principal          Year    Salary     Bonus    Compensation    Award(s)    Options         Payouts    Compensation
Position                    ($)        ($)         ($)                      SARs(#)      ($)          ($)
-------------------------------------------------------------------------------------------------------------------


Ray               1998    36,000       -           -             -            -            -                -
Matthews          1997         0       -           -             -            -            -                -
President,        1996         0       -           -             -            -            -                -
CEO, and
Director

Compensation of Directors

There is no plan in place at this time for the Company's directors to be compensated.


ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On July, 29, 1999, the Company entered into an Agreement with Laurier Limited whereby the Company gained exclusive rights to its Auction and Ad serving Software from Laurier Limited, in exchange for 10,000,000 restricted shares of the Company's common stock.



                      [THIS SPACE LEFT BLANK INTENTIONALLY]

ITEM 8.           DESCRIPTION OF SECURITIES

Dividend, Voting and Preemption Rights

The Company only has one class of authorized shares: $.001 par value common stock. Holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. For more information on the Company's dividend policy, see "Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters."

Holders of the Company's common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the security holders. At all elections of directors of the Company, each holder of stock possessing voting power is entitled to as many votes as equal to the number of his or her shares of stock multiplied by the number of directors to be elected. Such votes may be cast for a single director, for any two or more directors, or distributed among the directors as he or she sees fit (cumulative voting).

In the event of a liquidation, dissolution or winding up of the Company, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any other securities. The common stock has no preemptive or other subscription rights. There are no redemption of sinking fund provisions applicable to the common stock. All outstanding shares of common stock are duly authorized, fully paid, and non-assessable.

                                     PART II


ITEM 1.     MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
                  EQUITY AND OTHER SHAREHOLDER MATTERS

The Company's common stock is traded on Over the Counter Bulletin Board under the symbol "BIDD.OB."

The table  below  sets  forth the high and low sales  prices  for the  Company's
Common Stock for each quarter of 1997, 1998 and the first three quarters of 1999. The quotations below reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions:
                                    Quarter           High            Low
                                   ---------        -------         --------
                  1997              First              -               -
                                    Second             -               -
                                    Third              -               -
                                    Fourth             -               -

                                    Quarter           High              Low
                                   ---------        ---------          -------
                  1998              First             2.5625           .6875
                                    Second(2)         1.1875           .31
                                    Third              .8675           .13
                                    Fourth             .3              .125

                                    Quarter           High              Low
                                   ---------        --------         --------
                  1999              First(3)           .33             .027
                                    Second(4)          .046875         .022
                                    Third(5)          8.625            .035
                                    Fourth             N/A              N/A

Record Holders

As of September 30, 1999, there were approximately 299 shareholders of record holding a total of 16,620,778 shares of Common Stock. The holders of the Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of the Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock.

Dividends

The Company has not declared any cash dividends since inception and does not anticipate paying any dividends in the foreseeable future. The payment of dividends is within the discretion of the Board of Directors and will depend on the Company's earnings, capital requirements, financial condition, and other relevant factors. There are no restrictions that currently limit the Company's ability to pay dividends on its Common Stock other than those generally imposed by applicable state law.


ITEM 2.           LEGAL PROCEEDINGS

The Company is currently not a party to any pending legal proceeding.

--------
     (2) On May 31, 1997, the Company's common stock reverse split on a one to four basis.
     (3) On March 24, 1999, the Company's common stock reverse split on a one to ten basis.
     (4) On April 5, 1999, the Company's common stock reverse split on a one to ten basis.
     (5) On July 8, 1999, the Company's common stock reverse split on a one to one hundred basis.

ITEM 3.           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

The Company has had no changes in or disagreements with its accountants in its two most recent fiscal or any later interim period.


ITEM 4.           RECENT SALES OF UNREGISTERED SECURITIES

The following is a list of all securities sold by the Company within the last three years including, where applicable, the identity of the person who purchased the securities, title of the securities, and the date sold are outlined below. All figures listed below reflect post reverse split figures(6).

In April 1997, the Company issued 140 shares of its common stock to Max Zentner in exchange for $14,000 cash and 100 shares of its common stock to Mid Continental Securities Corp., in exchange for $10,000 cash pursuant to section 4(2) of the Securities Act of 1933. The Company made this offering based on the following factors: (1) the issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there were only two offerees who were an officer of or a consultant to the Company; (3) the offerees did not resell the stock but continued to hold it for at least two years; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offerees and the Company.

On May 28, 1997, the Company issued 40 shares of its common stock to Mid Continental Securities, Corp., in exchange for $4,000 cash pursuant to section 4(2) of the Securities Act of 1933. The Company made this offering based on the following factors: (1) the issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there was only one offeree who was a consultant to the Company; (3) the offeree did not resell the stock but continued to hold it for at least two years; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offeree and the Company.

On August 6, 1997, the Company issued a total of 55 shares of its common stock to the 3 individuals listed below pursuant to section 4(2) of the Securities Act of 1933. The Company made this offering based on the following factors: (1) the issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there were only three offerees who were officers and/or directors of the Company; (3) the offerees did not resell the stock but continued to hold it for at least two years; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offerees and the Company.

--------
     (6) In 1999 the Company executed a 1000 for 1 reverse stock split. This stock split has been reflected retroactively in the Sales of Unregistered Securities Section and in the financial statements and notes thereto. During the period December 31, 1999 the Company issued approximately 16,590,000 shares for gross proceeds of $223,600. These funds were used in the settlement of operating costs.

         10 shares to Kaual  Singh in  exchange  for $1,000  cash;
         20 shares to Dominick P. Pope in exchange for $2,000 cash; and 25 shares to Milton R. Polland in exchange for $5,000 cash.

On September 15, 1997, the Company issued 125 shares of its common stock to 323 Taurus, Ltd., in exchange for $125 cash pursuant to section 4(2) of the Securities Act of 1933. The Company made this offering based on the following factors: (1) the issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there was only one offeree who was a consultant to the Company; (3) the offeree did not resell the stock but continued to hold it for at least two years; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offeree and the Company.

On September 15, 1997, pursuant to Rule 504 under Regulation D of the Securities Act of 1933, the Company issued: (1) a total of 6,455 shares of its common stock to the 11 different entities listed below in exchange for $6,455 cash and in consideration of their services rendered to the Company; (2) 200 shares of its common stock to Moreland Guarantee, Ltd., in exchange for their services rendered to the Company; and (3) 50 shares of its common stock to Olympic Capital Group, Inc., in exchange for their services rendered to the Company.

         Name                           # of Shares

         Hillview Co., Ltd.                 745
         Beechland Co., Ltd.                745
         Leven Investment Ltd.              740
         Pollok Investments Ltd.            743
         Newton Co., Ltd.                   748
         Wear Investments Ltd.              746
         Gair Co., Ltd.                     745
         Loch Securities Ltd.               648
         Paisley Securities Ltd.            595

The Company relied on the following facts in determining that Rule 504 Regulation D was available: (a) the Company was not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; (b) the Company was engaged in business of operating a web page on the Internet that contained a database of general information about public companies and therefore was neither a development stage company with no specific business plan or purpose, nor was it a company whose plan was to merge with an unidentified company; (c) the aggregate offering price did not exceed $1,000,000; and (d) the Company filed a Form D within 15 days of the first sale of the shares subject to the offering.

On September 29, 1997, the Company acquired all of the issued and outstanding shares of Cyberguides International, Inc. common stock for 3,500 shares of the Company's common stock pursuant to section 4(2) of the Securities Act of 1933. The Company made this offering based on the following factors: (1) the issuance was an isolated private transaction by the Company which did not involve a public offering; (2) all of the offerees were officers and/or directors of the Company; (3) the offeree(s) did not resell the stock but continued to hold it for at least two years; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6)the negotiations for the sale of the stock took place directly between the offerees and the Company.

In October 1997, pursuant to Rule 504 under Regulation D of the Securities Act of 1933, the Company issued: (1) a total of 4,295 shares of its common stock to the 6 entities listed below in exchange for $4,295 cash.

         Name                                   # of Shares

         Panwell Management Inc.                    745
         Konica Corporation                         700
         Coshocten limited                          740
         Omaha Corporate Services                   695
         Softwind Limited                           715
         Tica Trading Limited                       700

The Company relied on the following facts in determining that Rule 504 Regulation D was available: (a) the Company was not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; (b) the Company was engaged in the business of maintaining a web page on the Internet that contained a database of public companies annual reports and therefore was neither a development stage company with no specific business plan or purpose, nor was it a company whose plan was to merge with an unidentified company; (c) the aggregate offering price did not exceed $1,000,000; and (d) the Company filed a Form D within 15 days of the first sale of the shares subject to the offering.

On October 3, 1997, the Company issued a total of 3,500 shares of its common stock to the 5 investors listed below pursuant to section 4(2) of the Securities Act of 1933. The Company made this offering based on the following factors: (1) the issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there were only five offerees who were officers and/or directors of the Company; (3) the offerees did not resell the stock but continued to hold it for at least two years; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offerees and the Company.

         Name                          # of Shares

         Manuel Lopez                     2,780
         Steven Hutchins                    400
         Raynold Arcuri                     110
         Anthony Lopez                      120
         Manuel Bayo, Jr.                    90

In December 1997, the Company, pursuant to Rule 504 under Regulation D of the Securities Act of 1933, issued: (1) 110 shares of its common stock to Edward Lopez in exchange for $110 cash; (2) 725 shares of its common stock to Christopher Lopez; (3) 10 shares of its common stock to Irene Lopez; and (4) 10 shares of its common stock to Raymond A. Arcuri, Jr. all in exchange for $13,500 cash and their cancellation the Company's indebtedness to them in the amount of $210,000. In making this offering, the Company relied on the following facts in determining that Rule 504 Regulation D was available: (a) the Company was not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; (b) the Company was engaged in the business of maintaining a web page on the Internet that contained a database of public companies annual reports and therefore was neither a development stage company with no specific business plan or purpose, nor was it a company whose plan was to merge with an unidentified company; (c) the aggregate offering price did not exceed $1,000,000; and (d) the Company filed a Form D within 15 days of the first sale of the shares subject to the offering.

In January 1998, the Company issued, pursuant to Rule 504 under Regulation D of the Securities Act of 1933, shares of its common stock as follows:

         250 shares of its common stock to Hadfield, Ltd. in exchange for its cancellation of the Company's indebtedness of $86,250 to them;

         750 shares of its common stock to Formosa Securities, Corp. in exchange for their cancellation of the Company's indebtedness of $258,750 to them; and

         a   total   of   313   shares   of   its   common   stock   to  the  35
         individuals/entities listed below in exchange for their consulting services rendered to the Company as follows


         Name                # of Shares      Name                  # of Shares

         John Lopez              30           Steve Randall                 4
         Anthony Lopez           25           Blair Bagneschi               3
         Steve Hutchings         25           Colleen Fitzpatrick           5
         Judy Bruno              13           Edwina Fitzpatrick            3
         Terence Lydon           10           Matthew Henry                 5
         Andrew Hartt            13           Mary Foote-Lujan              5
         Megan Vasely             1           Eric Horn                     2
         Melissa Jostedt          1           Pat Kavanagh                  5
         Liliana Ventura          1           Robert Coronel                2
         Paul Adler               1           Christina Kisielewski         5
         John Coughlan            1           Hake Anderson                20
         Laura Pooler             5           David Eaton                  10
         Dante Sinoncini          8           James Leinwebor              10
         Kathleen Emlir           4           Henderson Cole                5
         Seth Holmberg            8           Christopher Lopez            20
         Brenton Lee              7           Genevieve Lopez               5
         Steven Siskind          31           Jacks Union, Ltd.            18
         Elaine Goodman           2

The Company relied on the following facts in determining that Rule 504 Regulation D was available: (a) the Company was not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; (b) the Company was engaged in the business of maintaining a web page on the Internet that contained a database of public companies annual reports and therefore was neither a development stage company with no specific business plan or purpose, nor was it a company whose plan was to merge with an unidentified company; (c) the aggregate offering price did not exceed $1,000,000; and (d) the Company filed a Form D within 15 days of the first sale of the shares subject to the offering.

On February 1, 1998, pursuant to Rule 504 under Regulation D of the Securities Act of 1933, the Company issued 100 shares of its common stock to Christopher Lopez in exchange for his cancellation of the Company's indebtedness of $35,000 to him. The Company relied on the following facts in determining that Rule 504 Regulation D was available: (a) the Company was not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; (b) the Company was engaged in the business of maintaining a web page on the Internet that contained a database of public companies annual reports and therefore was neither a development stage company with no specific business plan or purpose, nor was it a company whose plan was to merge with an unidentified company; (c) the aggregate offering price did not exceed $1,000,000; and (d) the Company filed a Form D within 15 days of the first sale of the shares subject to the offering.

In May 1998, pursuant to Rule 504 under Regulation D of the Securities Act of 1933, the Company issued shares of its common stock as follows:

         40 shares of its common stock to Christopher Lopez in exchange for $12,000 cash;

         320 shares of its common stock to Christopher Lopez in exchange for his cancellation of the Company's indebtedness of $96,000 to him; and

         402 shares of its common stock to Moreland Guarantee, Ltd. in exchange for their consulting services rendered to the Company.

The Company relied on the following facts in determining that Rule 504 Regulation D was available: (a) the Company was not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; (b) the Company was engaged in preliminary negotiations to merge with a manufacturer of printed circuit boards and therefore was neither a development stage company with no specific business plan or purpose, nor was it a company whose plan was to merger with an unidentified company; (c) the aggregate offering price did not exceed $1,000,000; and (d) the Company filed a Form D within 15 days of the first sale of the shares subject to the offering.

On November 19, 1998, the Company issued a total of 1985 shares of its common stock to the 27 individuals listed below pursuant to Rule 505 of Regulation D as follows:


         Name                  # of shares     Name                  # of shares

         Manuel Lopez            1,500         Brenton Lee               8
         David Eaton               300         Seth Holmberg             8
         Luis Rodriguez             25         Dante Simoncini           7
         Jean Lopez                 20         Anthony Lopez             5
         Christopher Lopez          17         Laura Pooler              5
         Raynold Arcuri, Jr.        15         John Lopez                5
         Judy Bruno                 13         Genevieve Lopez           5
         kristen Lopez              10         Christopher M. Lopez      5
         Nicholas Lopez             10         Henderson Cole            5
         Matthew Henry              10         Mary Foote-Lujan          5
         Joseph Rainero             10         Steve Randall             4
         Melissa Jostedt             4         Megan Vasely              4
         Eric Horn                   3         Christina Kisielewski     3
         Robert Coronel              1

The Company's basis for claiming an exemption from registration pursuant to Rule 505 of Regulation D, includes:

         (a) The Company believes that it complied with the general Rules of Rule 501 through 503. However, the Company does not have a record as to whether it filed a Form D. Nevertheless, the failure to file the Form D (according to Release No. 6825) is not a condition to claiming a valid exemption under Rule 504, 505, or 506.

         (b) The aggregate offering price did not exceed 5,000,000 as defined in Rule 501(c).

         (c) The Company has reason to believe that all the shares were issued to accredited investors and in no event did the number of unaccredited investors exceed 35 persons. The Company distributed a private Placement memorandum to the purchasers.

         (d) The Company is not disqualified from relying on Rule 505 because it nor its affiliates or predecessors are described in Rule 262.

On March 30, 1999, the Company, pursuant to a Rule 504 under Regulation D of the Securities Act of 1933, issued a total of 5,700 shares of its common stock to the 6 entities listed below in exchange for $5,700 cash.

         Name                                    # of shares

         Hatfield Limited                           1,250
         Leven Investments, Ltd.                    1,250
         Tica trading, Ltd.                         1,250
         Braden, Inc.                               1,000
         Softwind Limited                           475
         Omaha Corporate Services                   475

The Company relied on the following facts in determining that Rule 504 Regulation D was available: (a) the Company was not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; (b) the Company was engaged in the business of developing 3D picture viewers and therefore was neither a development stage company with no specific business plan or purpose, nor was it a company whose plan was to merge with an unidentified company; (c) the aggregate offering price did not exceed $1,000,000; and (d) the Company filed a Form D within 15 days of the first sale of the shares subject to the offering.

On May 27, 1999, the Company issued 3,000 shares of its common stock to Connor Holdings, Inc. in exchange for $25,000 cash pursuant to Rule 504 under Regulation D of the Securities Act of 1933. The Company relied on the following facts in determining that Rule 504 Regulation D was available: (a) the Company was not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; (b) the Company was engaged in the business of developing 3D picture viewers and therefore was neither a development stage company with no specific business plan or purpose, nor was it a company whose plan was to merge with an unidentified company; (c) the aggregate offering price did not exceed $1,000,000; and (d) the Company filed a Form D within 15 days of the first sale of the shares subject to the offering.

On August 4, 1999, the Company issued a total of 16,560,000 shares of its common stock, pursuant to Rule 504 under Regulation D of the Securities Act of 19933 to the following 14 investors:

         Name                        # of Shares              par value/share

         Laurier Limited              10,000,000                  .0001
         Craig Schneider                 545,000                  .03
         Scott Marshall                  545,000                  .03
         Mike Frankenberger               35,000                  .03
         Chronos Holdings                545,000                  .03
         JG Investments                  545,000                  .03
         Clarkson Holdings               545,000                  .03
         Ongar Assets Limited            675,000                  .03
         Owzat Holdings                  675,000                  .03
         Kildowan Limited                675,000                  .03
         Bowood Limited                  675,000                  .03
         Moores Capital                  545,000                  .03
         Duke Holdings                   545,000                  .03
         Jim Vandeberg                    10,000                  .11

The Company relied on the following facts in determining that Rule 504 Regulation D was available: (a) the Company was not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; (b) the Company was engaged in the business developing 3d picture viewers and had a specific business plan to become an operator of an online, live Internet ad auction site and therefore was neither a development stage company with no specific business plan or purpose, nor was it a company whose plan was to merge with an unidentified company; (c) the aggregate offering price did not exceed $1,000,000; and (d) the Company filed a Form D within 15 days of the first sale of the shares subject to the offering.


ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 10.01 of the Company's Bylaws and sections 302A.251, 559 or 80A.23 of the Minnesota Statutes provide for indemnification of the Company's officers and directors in certain situations where they might otherwise personally incur liability, judgments, penalties, fines and expenses in connection with a proceeding or lawsuit to which they might become parties because of their position with the Company.

In accordance with the provisions referenced above, the Company shall indemnify to the fullest extent permitted by it bylaws, and in the manner permissible under the laws of the State of Minnesota, any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of the Company, or served any other enterprise as director, officer or employee at the request of the Company. The Board of Directors, in its discretion, shall have the power on behalf of the Company to indemnify any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he/she is or was an employee of the Company.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities ( other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceedings) is asserted by such director, officer, or controlling person in connection with any securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.


                                    PART F/S

        The Company's financial statements for the fiscal year ended December 31, 1998 and the interim reports for September 30, 1999 are attached hereto as F-1 through F-21.

                                    CONTENTS

                                                                           PAGE

Independent Auditors' Report.................................................F-2

FINANCIAL STATEMENTS

Balance Sheets...............................................................F-3

Statement of Income and Accumulated Deficit...........................F-4

Statement of Stockholders' Equity ...........................................F-5

Statement of Cash Flows .....................................................F-6

Notes to Financial Statements................................................F-8

                          INDEPENDENT AUDITORS' REPORT


                                                              September 10, 1999

Board of Directors E-BIDD.COM, INC.
(Formerly Image Photo Systems, Inc.)
Vancouver, B.C., Canada

We have audited the accompanying balance sheets for E-BIDD.Com, Inc. (formerly Image Photo Systems, Inc.) (Company), as of December 31, 1998 and 1997 and the related statements of income, (loss) and accumulated deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of E-BIDD.Com, Inc. (formerly Image Photo Systems, Inc.), as of and for the year ended December 331, 1996 were audited by other auditors whose reports dated May 29, 1997, expresses an unqualified opinion on these statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and preform the audit to obtain reasonable assurances about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements at December 31, 1998 and 1997 present fairly, in all material respects, the financial position of E-Bidd.Com, Inc. (formerly Image Photo Systems, Inc.)as of December 31, 1998 and 1997 and the results of its operations and its cash flows for the year and eight month periods then ended, respectively, in conformity with generally accepted accounting principals.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. However, the Company has had no sales and suffered recurring losses from operations that raises substantial doubt about its ability to continue as a going concern. Management plans in regards to these matters are also described in Note E. The financial statements do not include and adjustments that might result from the outcome of this uncertainty.

                                                   /s/     Bedinger & Company

                                                  Certified Public Accountants

E-BIDD.COM, INC.
(FORMERLY IMAGE PHOTO SYSTEMS, INC.)
BALANCE SHEETS



                                                             December
                                                     1998               1997
                                                   (Audited)          (Audited)
                                                -------------      -------------
 ASSETS
 Current Assets
        Cash (overdraft)                               -                ($4,428)
        Deposits                                       -                  3,500
                                                ----------           -----------
   Total Current Assets                                -                   (928)

   Furniture & equipment (Net) (Note A)                -                 44,865
        Security deposits                              -                  7,893
        Goodwill                                       -                464,831
                                               ----------            -----------
 TOTAL ASSETS                                   $      0            $   516,607
                                                ==========           ===========

   CURRENT LIABILITIES
  Accounts payable and accrued expenses         $ 14,925                $55,253
  Notes payable (Note C)                              -                 398,490
                                                ---------            -----------
    TOTAL CURRENT LIABILITIES                     14,925                453,743
                                                ---------            -----------

   STOCKHOLDERS' EQUITY (DEFICIT) (Note D)
     Common Stock, par value $.001;
   1000,000,000 shares authorized; issued
   and outstanding 30,788 and 15503 at
   December 31, 1998 and 1997, respectively;
   issued and outstanding 16,620,788 and
   30,788 at August 31, 1999 and 1998,
   respectively.                                      31                     16
 Additional paid in capital                    2,273,155              1,035,710
 Accumulated deficit                          (2,288,111)              (972,862)
                                              -----------             ----------

TOTAL STOCKHOLDERS' EQUITY DEFICIT               (14,925)                62,864
                                              -----------            ----------

TOTAL LIABILITIES AND
  STOCKHOLDERS' EQUITY                           $     0            $   516,607
                                              ===========              ========




                        See Notes to Financial Statements

E-BIDD.COM, INC.
(FORMERLY IMAGE PHOTO SYSTEMS, INC.)
STATEMENT OF INCOME (LOSS) AND ACCUMULATED DEFICIT

                                                              Year Ended December 31
                                               1998                 1997                    1996
                                            ---------             ----------             ----------
COSTS AND EXPENSES
Personal Costs                            $   207,525             $  81,424            $    50,165
Occupancy Costs                                31,749                26,333                      -
Professional fees                              77,132                25,008                      -
Computer costs                                  8,529                 6,385                      -
Marketing                                         721                 8,530                      -
Travel                                          5,733                 6,478                      -
Internet Expenses                                   0                 8,252                      -
Interest and Bank Charges                         951                 3,286                      -
Office Supplies                                   514                 2,216                      -
Communication                                   6,964                 3,673                      -
Insurance                                         697                   744                      -
Miscellaneous                                   6,791                 2,261                      -
Transfer Fees                                   3,980                    -                       -
Depreciation and amortization                  14,056                 5,155                      -
Bad debt expenses                               5,400                     0                      -
                                             ---------               --------              --------
TOTAL EXPENSES                                370,742                180,145                50,165
                                             ---------               --------              --------
OTHER INCOME (LOSS)
(Notes A and D):
Dissolution of Corp Reports                  503,507                     -                       -
Other                                        441,000                     -                       -
                                             --------                -------                -------
                                            (944,507)                 6,123                      -

NET EARNINGS (LOSS)                       (1,315,249)              (174,022)               (50,165)

ACCUMULATED DEFICIT:
Beginning                                   (972,862)              (798,840)              (748,675)
                                            ---------              ---------              ---------
Ending                                   $(2,288,111)            $ (972,862)           $  (798,840)
                                            ---------              ---------              ---------
BASIC AND DILUTED
LOSS PER SHARE (Note A)                  $      (.05)            $     (.03)           $      (.06)
                                          ============           ===========            ===========

                                       See Notes to Financial Statements

E-BIDD.COM, INC.
(FORMERLY IMAGE PHOTO SYSTEMS, INC.)
STATEMENT OF STOCKHOLDERS' EQUITY

                                                            Common Stock                Additional
                                                    Number of                            Paid-in
                                                     Shares          Amount              Capital
                                                    --------         ------            ----------
BALANCES
December 31, 1996                                     1,011          $   1             $  777,174
Shares issued                                        14,492             15             $  258,536

BALANCES                                             ------           -----            ------------
December 31, 1997                                    15,503             16              1,035,710
Shares issued                                        15,275             15              1,237,445

BALANCES                                             ------           -----            ------------
August 31, 1998                                      30,778             31              2,273,155
Shares issued

BALANCES                                             ------           -----            ------------
December 31, 1998                                    30,778             31              2,273,155
                                                     ======           =====            ============

The Company also had other non-cash investing and financing activities:


                                          Year Ended December 31
                          ---------------------------------------------------
                           1998                   1997                   1996
                      --------------------------------------------------------

Conversion of debt to        -               $   343,549                  -
   common stock







                                             See Notes to Financial Statements

E-BIDD.COM, INC.
(FORMERLY IMAGE PHOTO SYSTEMS, INC.)
STATEMENT OF CASH FLOWS
----------------------------------------------------------

                                                                            Year ended December 31
                                                                  1998               1997              1996
                                                                -------             ------           --------
Cash Flows from Operating Activities
    Net earnings (loss)                                      $(1,315,249)      $  (174,022)        $ (50,165)
    Adjustment to reconcile net earnings
          (loss) to net cash used by
          operating activities:
    Depreciation and amortization                                 14,056             5,155                -
    Abandonment of furniture & equipment                          30,809               -                  -
    Write-off goodwill                                           464,831               -                  -
CHANGES IN CURRENT ASSETS AND CURRENT
    ASSETS AND CURRENT LIABILITIES:
    (Increase) decrease in current assets:
         Accounts receivable                                       3,500            (3,500)                0

    Increase (decrease) in current liabilities:
         Accounts payable and accrued  expenses                  (40,328)           46,573             8,680

NET CASH USED FOR OPERATING ACTIVITIES                          (842,381)         (125,794)          (41,485)
                                                                ---------         ---------          --------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Acquistion of furniture
               and equipment                                          -            (50,020)                -
    (Increase) decrese Security Deposit                            7,839            (7,289)             (550)
    (Purchase) of goodwill                                             -           (464,831)                -
                                                                 -------          ---------          --------
NET CASH (USED) FOR INVESTING ACTIVITIES                           7,839          (522,140)             (550)
                                                                 -------          ---------           -------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Issuance (repayment) of notes payable                       (398,490)          398,490                 0
    Sale of common stock                                       1,237,460           258,551            28,500
    Common stock subscriptions                                        -            (14,000)           14,000
                                                              ----------          ---------          ---------
NET CASH PROVIDED BY FINANCING
              ACTIVITIES                                         838,970           643,041            42,500
                                                              ----------          ---------          ---------
NET INCREASE (DECREASE) IN CASH                                    4,428           (4,893)               465

CASH, beginning of period                                         (4,428)             465
                                                              ----------         ----------        ----------
CASH, end of period                                          $         0       $   (4,428)         $     465
                                                                ==========       ==========        ==========



                                         See Notes to Financial Statements

SUPPLEMENTAL DISCLOSURE:

No significant amounts of interest or taxes were paid during the periods shown above.

The Company purchased the following assets and assumed the following liabilities in connection with the acquisition described in Note D. The above statement of Cash Flows for the year ended December 31, 1997 are net of the assets and liabilities acquired in the acquisition.


         Current assets                             $  6,696
         Office furniture and equipment               46,185
         Security deposit                              7,289
                                                     -------

                                                    $ 60,170
                                                     =======
         Accrued liabilities                        $ 10,450
         Notes payable                               503,907
                                                     -------
                                                    $514,357
                                                     =======

                        See Notes to Financial Statements

E-BIDD.COM, INC.
(FORMERLY IMAGE PHOTO SYSTEMS, INC.)
STATEMENT OF STOCKHOLDERS' EQUITY
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997

------------------------------------------------------

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES

ORGANIZATION

The Company was incorporated in November 1968 as "Port Industries, Inc." under the laws of the state of Minnesota. The Company commenced bankruptcy proceedings under Chapter XI in May 1974 and emerged from bankruptcy in April 1976. As a result of the bankruptcy proceedings, all assets were distributed and the debtor's rights were formally dismissed. The Company remained inactive from 1976 until 1994.

On March 1, 1994, the Company entered into an agreement of merger with Digital Reporting, Inc., a Delaware corporation. Upon the effective date of this merger, the Company issued a net amount of 720 shares (1,800 shares prior to stock splits) of its common stock in exchange for all of the outstanding shares of Digital Reporting Inc., whose operations were nominal since its inception, and became the sole surviving corporation under its post-merger name of Digital Reporting, Inc.

In September, 1997 the Company acquired all of the outstanding common shares of Cyberguides, Inc., a Company incorporated under the laws of the State of Delaware in exchange for 3,500 restricted shares of common stock of the Company with a par value of $1.00 per share. As of the closing, the Company changed its name to Cyberguides International, Inc. and the authorized number of voting common shares from 10,000,000 to 30,000,000 shares of which 15,503 shares were issued and outstanding and held by approximately 225 shareholders at December 31, 1997.

In February 1998, A.J. Alda & Associates acquired approximately 1,140 restricted common shares of the Company and Mr. A. J. Alda was appointed Director, President, and Chief Executive Officer of the Company which changed its name to AJA Merchant Banking Corporation. Mr. Kenneth G. C. Telford was appointed a Director and Chief Operating Officer. Mr. Leslie J. Ames was appointed Vice-President and a Director. Mr. Manuel Lopez, who is also President of Corp Reports.Com, Inc. (formerly Cyberguides, International Inc.) was also appointed a director of the Company.

Prior  to  August,   1998,  Corp   Reports.Com  was  dissolved  and  the  assets
(principally goodwill) and liabilities associated with that acquisition were written-off.

E-BIDD.COM, INC.
(FORMERLY IMAGE PHOTO SYSTEMS, INC.)
STATEMENT OF STOCKHOLDERS' EQUITY
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997


 NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES (Continued)

Organization (Continued)

In 1999, the officers and directors associated with the acquisition of the restricted common stock in February 1998, by A. J. Alda & Associates resigned and the remaining officers and Directors are attempting to resurrect the Company. In September, 1999, the Company changed it's name to E-BIDD.Com, Inc.

The Company's principal business objective is to seek long-term growth potential in a business combination venture rather than to seek immediate short-term earnings. The Company has not restricted its search to any specific business, industry or geographical location, however, the principal areas of industry participation have been identified as telecommunications, bio-medical research and healthcare, circuitry components manufacturing, computer related hardware manufacturing, emerging technology development, and existing industrial product manufacturing.

The Company's principal business, at present, is a banner auction Internet site currently under development. When completed, the site will allow the auction of banner ads on a person-to- person and business-to-business basis.

Summary of Significant Accounting Principles

a. Accounting estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

E-BIDD.COM, INC.
(FORMERLY IMAGE PHOTO SYSTEMS, INC.)
STATEMENT OF STOCKHOLDERS' EQUITY
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997


NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES (Continued)

Summary of Significant Accounting Principles (Continued)


b.  Basic earnings per share

Basic earnings (loss) per share have been calculated in conformity with Financial Accounting Standards Board Statement No. 128 "Earnings per Share". The Company has a simple capital structure with no significant potential common shares. Basic earnings (loss) per share is calculated weighted on the average number of common shares outstanding each year (1998- 16,635; 1997-8,257; 1996-966).

c  Office furniture and equipment

Office furniture and equipment purchases are capitalized and the cost depreciated over the estimated useful lives of the related assets, generally five to seven years. Office furniture and equipment abandoned is written off at the time of the abandonment.

d. Issuance of Common Stock

The issuance of common stock for other than cash is recorded by the Company at managements estimate of the fair value of the assets acquired or service rendered.

e. Income taxes

In 1998 and 1997 only the minimum state taxes were paid.

E-BIDD.COM, INC.
(FORMERLY IMAGE PHOTO SYSTEMS, INC.)
STATEMENT OF STOCKHOLDERS' EQUITY
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997



 NOTE B - NOTES PAYABLE
                                                              December 31, 1997
                                                             -------------------

Unsecured note payable to individual, bearing
interest at 12% (deferred), due September 30,
1998.                                                               $10,000

Unsecured note payable to individual,
bearing interest at 12% (deferred), due
October  31, 1998.                                                   12,000


Unsecured note payable to individual,
bearing interest at 12% (deferred), due
December 31, 1998.                                                   13,890

Unsecured note payable to individual, bearing
interest at 12% (deferred), due
December 31, 1998.                                                    4,500

Unsecured note payable to individual, bearing
interest at 12% (deferred), due
December 31, 1998.                                                    6,800

E-BIDD.COM, INC.
(FORMERLY IMAGE PHOTO SYSTEMS, INC.)
STATEMENT OF STOCKHOLDERS' EQUITY
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997


NOTE B - NOTES PAYABLE (continued)

Unsecured note payable to individual, bearing
interest at 12% (deferred), due December 31, 1998.
                                                              0


Unsecured  note payable to an unrelated
Corporation,  with  interest at 12% and principal
converted to common stock in February 1998.
                                                        345,000
Other                                                     6,300
                                                      ----------
                                                      $ 398,490
                                                      ==========


         The obligations were terminated as of August 31, 1998 upon the dissolution of Corp Reports.Com.


NOTE C- COMMON STOCK

In 1999 the Company executed a 1000 for 1 reverse stock split. This stock split has been reflected retroactively in the financial statements and notes thereto.

During the period December 31, 1998 and August 31, 1999 the company issued 16,590,000 shares for gross proceeds of $223,600. These funds were used in the settlement of operating costs.

E-BIDD.COM, INC.
(FORMERLY IMAGE PHOTO SYSTEMS, INC.)
STATEMENT OF STOCKHOLDERS' EQUITY
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997


NOTE D - ACQUISITION OF CORPREPORTS.COM, INC. (CORP REPORTS)

In September 1997, the Company exchanged 3,500 shares of its restricted common stock for all of the outstanding common stock of CorpReports. Com, Inc. The acquisition has been accounted for as a purchase and results of the operations have been included in the accompanying consolidated financial statements since the effective date of acquisition was September 30, 1997. The summarized assets and liabilities of the purchased company are stated at fair value as of September 30, 1997 are as follows:


Cash                                                                 $    3,856
Other Current Assets                                                      6,696
Office furniture and equipment (net)                                     46,185
Security deposit                                                          7,289
                                                                       ---------

                                                                     $   64,026
                                                                       =========

Accrued liabilities                                                  $   10,450
Due to parent                                                            11,000
Notes payable                                                           503,907
                                                                        --------

                                                                        525,537

Capital stock                                                             3,080
Accumulated deficit                                                    (464,411)
                                                                       ---------

                                                                     $   64,026
                                                                       =========

Any remaining balances in these accounts were written-off as of August 31, 1998 as further explained in Note A.

E-BIDD.COM, INC.
(FORMERLY IMAGE PHOTO SYSTEMS, INC.)
STATEMENT OF STOCKHOLDERS' EQUITY
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997



NOTE E - MANAGEMENT PLANS

As indicated in Note A, it is the Company's intention to grow through business combinations rather then to seek immediate, short-term earnings. However, in order to support existing operations and to fund proposed acquisitions, additional bank, private and/or equity financing must be obtained.

                                    CONTENTS





                                                                        PAGE

FINANCIAL STATEMENTS

Balance Sheets..............................................................F-16

Statement of Income (Loss) and Accumulated Deficit..........................F-17

Statement of Stockholders' Equity...........................................F-18

Statement of Cash Flows.....................................................F-19

Notes to Financial Statements...............................................F-20

E-BIDD.COM, INC.
(FORMERLY IMAGE PHOTO SYSTEMS, INC.)
BALANCE SHEETS
NINE MONTHS ENDED SEPTEMBER 30, 1998 & 1999
                                                                                      SEPTEMBER 30
                                                                                       (Unaudited)
                                                                                     ---------------
ASSETS                                                                         1999                   1998
------                                                                        -------                --------

CURRENT ASSETS
     Cash (overdraft)                                                      $   25,905                       -
     Accounts receivable                                                            0                       -
                                                                              -------                ---------
         TOTAL CURRENT ASSETS                                              $   25,905                       -

Furniture & equipment (net) (Note A)                                                -                       -
Security Deposit                                                                    -                       -
Goodwill (Note A)                                                                   -                       -

         TOTAL ASSETS                                                      $   25,905                $      0
                                                                            =========                =========
CURRENT LIABILITIES
   Accounts payable and accrued expenses                                   $    6,877                $ 14,925
   Notes payable (Note C)                                                     160,422                       -
                                                                            ---------                ---------
         TOTAL CURRENT LIABILITIES                                            167,299                  14,925
                                                                            ----------               ---------

STOCKHOLDERS' EQUITY (DEFICIT) (NOTE D)
            Common stock, par value $.001; 100,000,000

         Shares authorized; issued and outstanding 30,788 and
         15,503 at December 31, 1998 and 1997, respectively;
         issued and outstanding 16,620,788 and 30,788 at
         September 30, 199 and 1998, respectively.                             16,621                      31
    Additional paid in capital                                              2,480,165               2,273,155
    Accumulated deficit                                                    (2,638,180)             (2,288,111)
                                                                           ------------            -----------
         TOTAL STOCKHOLDERS' EQUITY (DEFICIT)                                (141,394)                (14,925)
                                                                           ------------            -----------
         TOTAL LIABILITIES AND
          STOCKHOLDER' EQUITY                                              $   25,905                      $0
                                                                           ============            ===========


                                             See Notes to Financial Statements

E-BIDD.COM, INC.
(FORMERLY IMAGE PHOTO SYSTEMS, INC.)
STATEMENT OF INCOME (LOSS) AND ACCUMULATED DEFICIT
NINE MONTHS ENDED SEPTEMBER 30, 1998 & 1999
--------------------------------------------------------------


                                      NINE MONTHS ENDED SEPTEMBER 30
                                               (Unaudited)
                                   --------------------------------------
                                        1999                    1998
                                   -----------            ---------------
COSTS AND EXPENSES
------------------
Personnel Costs                       $82,729                   $207,525
Occupancy costs                         3,000                     31,749
Professional costs                    147,271                     77,132
Computer costs                            0                        8,529
Marketing                              39,707                        721
Travel                                  8,502                      5,733
Internet expenses                      54,500                          0
Interest and bank charges                 233                        951
Office Supplies                         3,237                        514
Communication                           3,647                      6,964
Insurance                               5,138                        697
Miscellaneous                           2,105                      6,791
Transfer Fees                              0                       3,980
Depreciation and amortization              0                      14,056
Bad debt expenses                      18,766                      5,400
                                      -------                    -------
        TOTAL EXPENSES                350,069                    370,742
                                     --------                    -------

OTHER INCOME (LOSS) (Notes A and D):
  Dissolution of CorpReports                0                    503,507
  Other                                     0                    441,000
                                     --------                    -------
                                            0                   (944,507)

NET EARNINGS (LOSS)                  (350,069)                (1,315,249)

ACCUMULATED DEFICIT:
  Beginning                        (2,288,111)                  (972,862)
                                   ----------                   ---------
  Ending                         $ (2,638,180)                (2,288,111)
                                   ==========                 ===========
BASIC AND DILUTED
 LOSS PER SHARE (Note A)               ($.01)                      ($.05)
                                   ==========                 ===========



                        See Notes to Financial Statements

E-BIDD.COM, INC.
(FORMERLY IMAGE PHOTO SYSTEMS, INC.)
STATEMENT OF STOCKHOLDERS' EQUITY
NINE MONTHS ENDED SEPTEMBER 30, 1998 & 1999
(Unaudited)

                                                          Common Stock
                                                  --------------------------         Additional
                                                    Number of                         Paid-in
                                                     Shares         Amount            Capital
                                                  ------------     --------          ----------
BALANCES
December 31, 1996                                     1,011       $      1          $   777,174
Shares issued                                        14,492             15          $   258,536

BALANCES                                            -------           ------         -----------
December 31, 1997                                    15,503             16            1,035,710
Shares issued                                        15,275             15            1,237,445

BALANCES                                            -------           ------         -----------
August 31, 1998                                      30,778             31            2,273,155
Shares issued

BALANCES                                             ------           ------         -----------
December 31, 1998                                    30,778             31            2,273,155
Shares Issued                                    16,590,000         16,590              207,010

BALANCES                                         ----------         -------          -----------
September 30, 1999                               16,620,778       $ 16,621          $ 2,480,165
                                                 ----------         -------          ----------


The Company also had other non-cash investing and financing activities:

                                                            Nine Months Ended
                            Year Ended December 31              September 30
                        ----------------------------       ---------------------
                         1998      1997      1996            1999        1998
                        ----------------------------         ----        ----

Conversion of debt to     -     $ 343,549     -                -     $ 498,000
common stock





                                         See Notes to Financial Statements

E-BIDD.COM, INC.
(FORMERLY IMAGE PHOTO SYSTEMS, INC.)
STATEMENT OF CASH FLOWS
NINE MONTHS ENDED SEPTEMBER 30, 1998 & 1999
----------------------------------------------------

                                                            Nine Months ended September 30
                                                                      (Unaudited)
                                                          ----------------------------------
                                                             1999                    1998
                                                       ---------------           -------------
Cash Flows from Operating Activities
    Net earnings (loss)                                $    (350,069)             $ (1,315,249)
    Adjustment to reconcile net earnings
            (loss) to net cash used by operating
            activities:
    Depreciation and amortization                                -                     14,056
    Abandonment of furniture & equipment                         -                     30,809
    Write-off goodwill                                           -                    464,831
CHANGES IN CURRENT ASSETS AND CURRENT
    ASSETS AND CURRENT LIABILITIES:
    (Increase) decrease in current assets:
            Accounts receivable                                   0                     3,500

(Increase) decrease in current liabilities:
            Accounts payable and accrued expenses            (8,048)                  (40,328)
                                                       -------------              -----------

NET CASH USED FOR OPERATING ACTIVITIES                     (358,117)                 (842,381)
                                                       -------------              -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Acquisition of furniture
                   and equipment                                  -                        -
    Increase (decrease) Security Deposit                          -                     7,839
    (Purchase) of Goodwill                                        -                        -
                                                       ------------              ------------
NET CASH (USED) FOR INVESTING ACTIVITIES                          0                     7,839
                                                       ------------              ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Issuance (repayment) of notes payable                  160,422                  (398,490)
     Sale of common stock                                   223,600                 1,237,460
     Common stock subscriptions                                   -                         -
                                                       ------------              -------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                   384,022                   838,970
                                                       ------------              -------------
NET INCREASE (DECREASE) IN CASH                              25,905                     4,428

CASH, beginning of period                                         0                    (4,428)
                                                       ------------              -------------
CASH end of period                                     $     25,905               $         0
                                                       ============              =============



                                        See Notes to Financial Statements

E-BIDD.COM, INC.
(FORMERLY IMAGE PHOTO SYSTEMS, INC.)
NOTES TO FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 1998 & 1999
(Unaudited)


a.  Basis of Presentation

The accompanying consolidated unaudited condensed financial statements have been prepared by management and, therefore, do not include all information and footnotes required by generally accepted accounting principals and should, therefore, be read in conjunction with the Company's Form 10SB for the fiscal year ended December 31, 1998. These statements do include normal recurring adjustments which the Company believes necessary for a fair presentation of the statements. The interim operations results are not necessarily indicative of the results for the full year ended December 31, 1999.

b.  Basic earnings per share

Basic earnings (loss) per share have been calculated in conformity with Financial Accounting Standards Board Statement No. 128 "Earnings per Share". The Company has a simple capital structure with no significant potential common shares. Basic earnings (loss) per share is calculated weighted on the average number of common shares outstanding each year (1998- 16,635; 1997-8,257; 1996-966).

c.  Issuance of Common Stock

The issuance of common stock for other than cash is recorded by the Company at managements estimate of the fair value of the assets acquired or service rendered.

d.  Additional footnotes included by reference

Except as indicated in the Notes above, there have been no other material changes in the information disclosed in the notes to the financial statements included in this Form 10SB for the year ended December 31, 1998. Therefore, those footnotes are included herein by reference.

E-BIDD.COM, INC.
(FORMERLY IMAGE PHOTO SYSTEMS, INC.)
STATEMENT OF STOCKHOLDERS' EQUITY
NOTES TO FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 1998 & 1999
(Unaudited)



NOTE E - NOTES PAYABLE                     September 30, 1999 September 30, 1998
-----------------------

Unsecured note payable to an
unrelated Corporation with interest at         160,422
12% (deferred), due December 31,                16,422
1999.                                        ----------


  NOTE F- COMMON STOCK

  In 1999 the Company executed a 1000 for 1 reverse stock split. This stock split has been reflected retroactively in the financial statements and notes thereto.

  During the period December 31, 1998 and August 31, 1999 the company issued 16,590,000 shares for gross proceeds of $223,600. These funds were used in the settlement of operating costs.

                                    PART III

ITEM 1.           EXHIBITS

(a) Exhibits. Exhibits required to be attached are listed in the Index to Exhibits beginning on page 30 of the form 10-SB under "Item 2. Description of Exhibits."












                  [THIS SPACE HAS BEEN LEFT BLANK INTENTIONALLY]

                                   SIGNATURES

        In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, this 14 th day of October 1999.

                                             E-bidd.com, Inc.

                                             /s/________________________
                                             Name: Ray Matthews
                                             Title: President, CEO and Director

        In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature                    Title                                 Date


/s/_________________
Gord Woodward                Vice President/CIO and Director  October 14, 1999
                                                              -----------------

/s/_________________
Lancelot Rudelsheim          Director                         October 14, 1999
                                                              -----------------

ITEM 2.           DESCRIPTION OF EXHIBITS.

INDEX TO EXHIBITS

Exhibit
No.       Page No.   Description

2(a)       32        Articles of Merger and Plan and of Merger, Port Industries,
                     Inc. March 1, 1994.

2(b)       36       Stock Purchase Agreement dated September 20, 1996.  (Digital
                    Reporting, Inc. acquire s all of the issued and outstanding shares of R & D Industries, Inc.).

2(c)       42       Digital  Reporting, Inc. Board Resolution dated September 3,
                    1997, authorizing the acquisition of all the outstanding stock of Cyberguides, Inc.

3(i)(a)    43       Articles of Incorporation of Port Industries, Inc.

3(i)(b)    46       Articles  of Amendment  of Articles of Incorporation Of Port
                    Industries, Inc. dated October 28, 1969 authorizing total number of shares to be 30,000 at $10.00 each.

3(i)(c)    47       Articles of  Amendment of  Articles of Incorporation Of Port
                    Industries, Inc. dated March 6, 1972 authorizing the number of shares to be 1,000,000 at $.10 each.

3(i)(d)    48       Minnesota  Secretary of  State   Amendment  of  Articles  of
                    Incorporation (Digital Reporting Inc. changes its name to Cyberguides International, Inc., September 30, 1997).

3(i)(e)    49       Minnesota  Secretary  of  State  Amendment  of  Articles  of
                    Incorporation (Cyberguides International, Inc., changes its name to AJA Merchant Banking Corporation February 10, 1998).

3(i)(f)    50       Minnesota  Secretary  of  State  Amendment  of  Articles  of
                    Incorporation (AJA Merchant Banking Corporation changes its name to Image Photo Systems, Inc. December 3, 1998).

3(i)(g)    51       Minnesota  Secretary   of  State  Amendment  of  Articles of
                    Incorporation (Image Photo systems, Inc. changes its name to e-bidd.com, Inc., September 16, 1999).

3(i)(h)    52       Articles Of Incorporation Of Image Photo Systems, Inc

3(ii)(a)   56       By-Laws of Port Industries, Inc

3(ii)(b)   71       By-laws of Image Photo Systems, Inc.


Material Contracts

Exhibit
No.       Page No.                   Description

6(a)       80       Agreement, dated July 29, 1999, between e-bidd.com, Inc. and
                    Laurier Limited.

27         86       Financial Data Schedule "CE"